J. Thomas Cookson Partner Shutts & Bowen LLP 200 South Biscayne Boulevard Suite 4100 Miami, Florida 33131 DIRECT (305) 379-9141 FAX (305) 347-7767 EMAIL TCookson@shutts.com

April 20, 2022

VIA EDGAR

Ms. Olivia Bobes

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	InnovaQor, Inc.
Registration Statement on Form 10
Filed March 3, 2022
File No. 000-33191

Dear Ms. Bobes:

On behalf of InnovaQor, Inc., a Nevada corporation (the “Company”), we hereby respond to the Staff’s comment letter, dated March 30, 2022, regarding the Company’s Registration Statement on Form 10 filed on March 3, 2022. Please note that for the Staff’s convenience, we have recited the Staff’s comments in boldface type and provided the Company’s response to each item immediately thereafter. Please also note that we are simultaneously filing Amendment No. 1 to the Registration Statement on Form 10.

Emerging Growth Company Status of InnovaQor, page 10

1.	Please update your disclosure to reflect the current revenue threshold for an EGC is $1.07 billion. Refer to the definition of Emerging Growth Company in Rule 405 under the Securities Act.

In response to the Staff’s comment, the number on page 10 has been updated.

Liquidity and Capital Resources, page 33

2.	We note your disclosure that “management believes that its cash reserves will not be sufficient to fund its operations through the end of the third quarter.” Please revise to discuss the amount of capital required to fund your operations for the next 12 months. Refer to Item 303(b)(1) of Regulation S-K.

Additional disclosure has been added on page 33 regarding the Company’s estimated required capital to fund its operations over the next 12 months.

Olivia Bobes

United States Securities and Exchange Commission

April 20, 2022

Security Ownership of Certain Beneficial Owners and Management, page 34

3.	We note that you now have multiple classes of voting securities issued and outstanding. Please revise to provide beneficial ownership for each class of voting securities and add a column to the beneficial ownership table showing the total percentage of voting power held by each person listed in the table.

The Company has two classes of voting securities – the Common Stock and the Series A Preferred Stock. The chart on page 35 provides information with regard to holders of each class and, in response to the Staff’s comment, a new column has been added to show the total voting power of each person listed in the table.

Financial Statements and Exhibits, page 37

4.	Refile your exhibits in the proper text-searchable format. Please refer to Section 5.23.6 of the EDGAR Filer Manuel (Volume II) EDGAR Filing (Version 58) (June 2021) and Item 301 of Regulation S-T.

All the exhibits have now been filed in text-searchable format, except for a few certain pages in the Company’s Articles of Incorporation, as amended, that were pre-printed forms from the State of Nevada Secretary of State’s office.

Financial Statements of InnovaQor, Inc.

Note 2 - Summary of Significant Accounting Policies

Goodwill and Other Intangible Assets, page F-12

5.	Please refer to Section 1. Purchase and Sale of the Acquisition Agreement filed as Exhibit 2.1. We note that Gerard Dab, then CEO of Visualmed Clinical Solutions Corp. (VMCS and now InnovaQor, Inc.) and Epizon Limited (controlled by Seamus Lagan, CEO of Rennova Health Inc.) entered into an agreement dated May 2, 2021 transferring to Epizon 1,000 shares of Class A Supermajority Voting Preferred Stock. Explain for us the terms of the agreement, including the nature of the contemplated transaction to be completed by VMCS, how and when the requisite conditions were met, and how the transfer was recorded. Additionally, tell us how and when control of these Class A Supermajority Voting Preferred Stock and VMCS (now InnovaQor) passed to Epizon.

The Consulting Agreement was entered into as of May 21, 2021 between Gerard Dab, individually, and Epizon Limited (“Epizon”). At the time, Mr. Dab had been authorized to be issued 1,000 shares of Series A Supermajority Preferred Stock in consideration for his forgiveness of $300,000 that was owed to him by the Company. The shares were issued on June 9, 2021. The agreement did not provide, however, that the shares would be transferred to Epizon immediately, but rather only if and when certain conditions were satisfied. It also did not mandate that any particular transaction be entered into with Rennova or any related party – any transaction with any party that met the conditions would be sufficient. In the end, the decision whether to effect any transaction, with whom any transaction would be made and the terms of any transaction, was solely the Company’s.

Olivia Bobes

United States Securities and Exchange Commission

April 20, 2022

Mr. Dab had been working for years to restructure the business of the Company. If it were to continue, he determined that a new direction for the Company was necessary. Otherwise it would go out of business. An agreement with Epizon presented an opportunity for him to help save the Company. Under the agreement, Epizon was to seek a partner for “a transaction in the form of merger or acquisition which will create a new business strategy and opportunity” for the Company (see Section 4(a)). That was the first condition to Epizon receiving the shares of Series A Preferred Stock – the second was that the transaction have closed successfully and not be in dispute or have any effort to unwind be initiated within 90 days after closing. The transaction with Rennova closed on June 25, 2021 but the shares of Series A Preferred Stock were not transferred by Mr. Dab to Epizon until October 10, 2021. The transfer of the shares had only to be recorded on the stock records of the Company as it was a transfer of shares from one shareholder to another. As a result, Epizon had no control over the Company until well after the transaction with Rennova had been approved and closed.

6.	Further, tell us how you determined the fair value of the consideration exchanged in the transaction.

The Company primarily relied on the Option Pricing Method (“OPM”) to calculate the fair value of the Series B Preferred Stock received by Rennova. Under OPM, the fair value of the Series B Preferred Stock was adjusted using the total equity value of the Company until the calculated value of one share of Common Stock was equal to the closing price of the Common Stock on the valuation date. That value was then allocated among the assets and liabilities acquired by the Company in the transaction. As part of the process, the Company engaged the firm of D. Brooks & Associates CPAs, P.A.

Note 3 – Acquisitions, page F-13

7.	We note your statement hereunder that “regardless that the Company had zero revenues prior to the acquisition, the Company was actively conducting business and for that reason the acquisition was accounted for as a business combination.” Explain for us how you determined that VisualMED Clinical Solutions Corporation (now InnovaQor, Inc.) could be deemed a business based on guidance in ASC 805-10-55-5 with respect to the asset screen and the framework for evaluating whether a set includes both an input and a substantive process to create an output. Tell us also your consideration of whether or not the transaction should be accounted for as a reverse recapitalization of the Advanced Molecular and Health Technologies Solutions Group and why recognition of goodwill and intangible assets at fair value would be appropriate.

In response to the Staff’s comment, additional disclosure has been added on page 2 to describe the Company’s ongoing business activities up to the point of the transaction with Rennova. The Company throughout this period remained an active business.

Olivia Bobes

United States Securities and Exchange Commission

April 20, 2022

The Company utilized ASC 805-10-20 which indicates that the acquirer is the entity that obtained control of the acquiree. In this transaction, with the Company owing 100% of the equity of the HTS Group, it controls the HTS Group and is the acquirer. ASC 805-10-55-12e indicates that the acquirer usually is the entity that pays a premium over pre-combination fair value of the equity interests of the other combining entity or entities. With goodwill of approximately $8 million being recorded, InnovaQor meets this definition of the acquirer.

Note 9 – Stockholders’ Equity, page F-15

8.	We note that Preferred Stock Series B and Series C convert into a variable number of shares and the monetary value of the obligations is based solely on a fixed monetary amount (stated value) known at inception. Accordingly, they should be classified as a liability under the guidance in ASC 480-10-25-14a. Please advise or revise.

The Company respectively advises the Staff that the treatment of the Series B Preferred Stock and the Series C Preferred Stock has been revised throughout the Form 10 to reflect that they are now classified as temporary equity pursuant to ASC 480, Distinguishing Liabilities from Equity. Guidance within ASC 480-10-S99-3A was assessed to determine whether “temporary equity” treatment is necessary. Paragraph 2 of ASC 480-10-S99-3A states, in part:

“ASC 268 requires preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or upon the occurrence of an event that is not solely within the control of the issuer ….”

Both the Series B Preferred Stock and the Series C Preferred Stock are redeemable solely at the option of the Company.

The shares are convertible, at the option of the holder, into shares of Common Stock but only after the first anniversary of the original issue date (except with the consent of the holders of a majority of the Series A Preferred Stock). That event would be outside the control of the Company. For instruments potentially settled in the issuer’s shares, this requires evaluating whether there is any scenario in which the issuer may not be able to settle the feature with its own stock pursuant to the equity guidance in ASC 815-40-25. In the absence of assurance that settlement in shares is within the control of the issuer, classification outside of permanent equity is required. ASC 480-10-S99-3A states that stock classified as temporary equity should be measured at its fair value on the date of issuance.

As a result, the Company concluded that the Series A Preferred Stock and the Series B Preferred Stock should be classified as temporary equity on its consolidated balance sheet.

Olivia Bobes

United States Securities and Exchange Commission

April 20, 2022

Note 2 - Summary of Significant Accounting Policies Revenue Recognition, page F-28

9.	It appears as though you have started to recognize revenues from diverse product lines: software, information technologies, IT managed services and data analytics and laboratory information software, electronic health record software, and laboratory information management systems. Such revenue appears to be earned by your subsidiaries: Health Technology Solutions, Medical Mime, Inc. and ClinLab. Please expand your revenue recognition disclosures pursuant to ASC 606-10-50.

In response to the Staff’s comment, additional disclosure on page F-28 has been included under the heading “Note 2 – Summary of Significant Accounting Policies – Revenue Recognition” and a new Note 10 – Revenue has been added on page F-33 in the Company’s unaudited financial statements for the six months ended December 31, 2021 and 2020.

Financial Statements of Advanced Molecular and Health Technology Solutions Group

Note 2 - Summary of Significant Accounting Policies

Income Taxes, page F-43

10.	We note that “the Group has not provided for income taxes in its combined financial statements.” Tell us your consideration of the guidance provided by Interpretive Response to Question 3 of Staff Topic 1.B.1, Allocation Of Expenses And Related Disclosure In Financial Statements Of Subsidiaries, Divisions Or Lesser Business Components Of Another Entity.

The Company has reviewed Question 3 to Staff Topic 1.B.1 regarding the allocation of income tax liabilities and respectfully believes the allocation as reflected in the financial statements complies. The response states that “[t]he staff believes that it is material to investors to know what the effect on income would have been if the registrant had not been eligible to be included in a consolidated income tax return with its parent.” Further, footnote 1 provides that a method of allocation “that allocates current and deferred taxes to members of the group by applying this Topic to each member as if it were a separate taxpayer meets those criteria”.

The Advanced Molecular and Health Technology Solutions Group never had income before income taxes and in fact had Accumulated Deficits of approximately $17.2 million and approximately $17.5 million as of December 31, 2020 and June 30, 2021, respectively. As a result, if the Group had been considered as a separate taxpayer and not as a member of the consolidated income tax return of its former parent, Rennova Health, Inc., there would have been no effect on income as any tax provision would have been offset by a valuation allowance.

Exhibits

11.	Please file the agreement with Epizon Limited as an exhibit. Refer to Item 601(b)(10) of Regulation S-K.

The agreement between Gerard Dab and Epizon Limited has been filed as an exhibit.

Olivia Bobes

United States Securities and Exchange Commission

April 20, 2022

Thank you for reviewing our responses. If you have any questions, please contact me at (305) 379-9141.

Very truly yours,

Shutts & Bowen LLP

/s/ J. Thomas Cookson
J. Thomas Cookson

cc:	Joseph Kempf
Kathryn Jacobson
Matthew Derby
Securities and Exchange Commission

Sharon L. Hollis
Gerard Dab
InnovaQor, Inc.